UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-102]

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Communication Intelligence Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20338K106

(CUSIP Number)

Andrea Goren	Jonathan J. Russo, Esq.
Phoenix Venture Fund LLC	Pillsbury Winthrop Shaw Pittman LLP
110 East 59th Street, Suite 1901	1540 Broadway
New York, New York 10022	New York, New York 10036
(212) 759-1909	(212) 858-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20338K106

1.	Names of Reporting Persons Phoenix Venture Fund LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,916,166

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 150,916,166

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,916,166

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20338K106

1.	Names of Reporting Persons SG Phoenix Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 150,916,166 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 150,916,166 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,916,166

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.1%

14.	Type of Reporting Person (See Instructions) OO

(1)                Owned directly by Phoenix Venture Fund LLC (“Phoenix”).  SG Phoenix Ventures LLC (“SGPV”) is the managing member of Phoenix.

CUSIP No. 20338K106

1.	Names of Reporting Persons SG Phoenix LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,816,843

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,816,843

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,816,843

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20338K106

1.	Names of Reporting Persons Michael W. Engmann

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,232,822

	8.	Shared Voting Power 14,698,916 (2)

	9.	Sole Dispositive Power 22,232,822

	10.	Shared Dispositive Power 14,698,916 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,931,738

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) IN, HC

(2)                Includes 5,887,556 shares owned directly by Kendu Partners Company (“Kendu”) and 8,811,360 shares owned directly by MDNH Partners L.P. (“MDNH”).  Mr. Engmann is a co-general partner of Kendu and a shareholder and the investment manager of MDNH Trading Corp., the General Partner of MDNH.  Mr. Engmann has voting and dispositive power over both Kendu and MDNH.  Mr. Engmann disclaims any beneficial ownership of the securities owned by MDNH, except to the extent of his pecuniary interest, if any, in such securities.

CUSIP No. 20338K106

1.	Names of Reporting Persons Kendu Partners Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,887,556

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,887,556

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,887,556

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 20338K106

1.	Names of Reporting Persons MDNH Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	8,811,360

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,811,360

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,811,360

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.6%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

The class of equity securities to which this statement (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Communication Intelligence Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 275 Shoreline Drive, Suite 500, Redwood Shores, California 94065-1413.

Item 2.	Identity and Background

This Statement is filed pursuant to a Joint Filing Agreement (which is attached as Exhibit 1 and incorporated by reference herein), by Phoenix Venture Fund LLC, a Delaware limited liability company (“Phoenix”), SG Phoenix Ventures LLC, a Delaware limited liability company (“SGPV”), SG Phoenix LLC, a Delaware limited liability company (“SG Phoenix”), Michael Engmann, a U.S. citizen, Kendu Partners Company, a California limited partnership (“Kendu”) and MDNH Partners L.P., a California limited partnership (“MDNH”).

The principal business of Phoenix is to invest in and advise small cap public companies that require financing and resource planning. The principal business of Kendu is investment. The principal business of MDNH is investment.

The principal office of Phoenix is located at 110 East 59 Street, Suite 1901, New York, New York 10022. The principal office of SGPV is 110 East 59th Street, Suite 1901, New York, New York 10022. The principal office of SG Phoenix is 110 East 59th Street, Suite 1901, New York, New York 10022. The principal office of Mr. Engmann is located at 220 Bush Street, Suite 950, San Francisco, California 94104. The principal office of Kendu is 220 Bush Street, Suite 950, San Francisco, California 94104. The principal office of MDNH Partners L.P. is 220 Bush Street, Suite 950, San Francisco, California 94104.

During the five years prior to the date hereof, none of Phoenix, SGPV, SG Phoenix, Mr. Engmann, Kendu or MDNH have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 21, 2010, the Issuer entered into a series of agreements with Phoenix, SGPV, SG Phoenix, Mr. Engmann, Kendu, MDNH, Ronald Goodman and other parties. Pursuant to an exchange agreement, dated June 21, 2010, the Issuer and Phoenix, Mr. Engmann, Kendu and MDNH and the other holders of the Issuer’s outstanding senior secured indebtedness (collectively, the “Lenders”) agreed, subject to the terms thereof, that upon the consummation of the Recapitalization (as defined below), the Lenders would exchange all of the Issuer’s outstanding senior secured indebtedness, which was in the aggregate principal amount of approximately $6.6 million at the time of closing, into shares of Series B Participating Convertible Preferred Stock of the Issuer, par value $0.01 per share (the “Series B Preferred Stock”) at an exchange price of $1.00 per share (the “Recapitalization”). The Series B Preferred Stock issued in connection with the Recapitalization is convertible at any time, at the holder’s election, into shares of Common Stock at a conversion price of $0.06 per share, subject to adjustment for stock dividends, splits, combinations and similar events. The Recapitalization was consummated on August 5, 2010. In connection with the consummation of the Recapitalization, Phoenix, Mr. Engmann, Kendu and MDNH received 4,105,042 shares, 753,630 shares, 109,886 shares and 156,167 shares, respectively, of Series B Preferred Stock.

Also, on June 21, 2010, the Issuer entered into a purchase agreement (the “Series B Purchase Agreement”) with Phoenix, Mr. Engmann, MDNH and other investors (collectively, the “Investors”). Pursuant to the Series B Purchase Agreement, the Issuer and the Investors agreed, subject to the terms thereof, that the Issuer would issue and sell and the Investors would purchase for cash in a private placement up to 1,440,000 additional shares of Series B Preferred Stock at a purchase price of $1.00 per share (the “Offering”). The Series B Preferred Stock issued in connection with the Offering is convertible into Common Stock at an initial conversion price of $0.06 per share. The Offering was consummated on August 5, 2010. Phoenix, Mr. Engmann and MDNH purchased 600,000 shares, 150,000 shares and 150,000 shares, respectively, of Series B Preferred Stock in connection with the consummation of the Offering.

Under the terms of a registration rights agreement entered into in connection with the closings of the Recapitalization and the Offering, the Issuer is obligated to file a registration statement on the appropriate form with the Securities and Exchange Commission within 45 days of written notice from holders of at least one-third of the outstanding shares of Series B Preferred Stock, provided that the fair market value of the Common Stock to be registered pursuant to the demand equals at least $2,000,000.  The Issuer is obligated to use its best efforts to cause the registration statement to be declared effective and will bear all expenses incurred in preparation and filing of the registration statement.  The holders of Series B Preferred Stock have up to three demand registrations on Form S-1 or any successor thereof and up to four demand registrations on Form S-3 or any successor thereof.  In addition, holders of Series B Preferred Stock have piggy-back registration rights pursuant to which they may include registrable securities held by them in any subsequent registration of securities by the Issuer, subject to certain conditions.

SG Phoenix received a three-year warrant to purchase 4,024,414 shares of the Issuer’s Common Stock at an exercise price of $0.06 per share as part of the compensation it received for providing administrative services in connection with the Recapitalization and the Offering. SG Phoenix is an affiliate of Phoenix.

The foregoing summary of the transactions contemplated by the exchange agreement, purchase agreement and the registration rights agreement is qualified in its entirety by reference to the copies of the Purchase Agreement, the Exchange Agreement and the Registration Rights Agreement included as Exhibits A, B and C to this Statement and incorporated by reference herein.

Item 4.	Purpose of Transaction

See Item 3, which is hereby incorporated by reference, for a discussion of how the equity securities of the Issuer to which this Statement relates were acquired.

In connection with the closing of the Recapitalization and Offering, Mr. Guido DiGregorio resigned on August 5, 2010 as a member of the Issuer’s board of directors, as Chairman of the Board, and as Chief Executive Officer. In connection with the closing of the Recapitalization and Offering, Mr. Louis Panetta also resigned on August 5, 2010 as a member of the Issuer’s board of directors.

In connection with the closing of the Recapitalization and Offering (and as a condition to the closing of the Recapitalization and Offering), members of the Issuer’s board of directors appointed Mr. Sassower, Mr. Goren, and Mr. Francis Elenio to the Issuer’s board of directors as of August 5, 2010, filling one already existing vacancy and the two vacancies created by the departures of Mr. DiGregorio and Mr. Panetta from the board of directors. In addition, Mr. Sassower was appointed as the Issuer’s Chief Executive Officer and Chairman of the Board on August 5, 2010, filling the vacancies created by Mr. DiGregorio’s resignation from such positions.  Mr. Sassower was Chairman of the Board of the Issuer from 1998 to 2002 and was Co-Chief Executive Officer of the Issuer from 1997 to 1998.

Under the terms of an investor rights agreement, dated August 5, 2010, by and between the Issuer, Phoenix, Mr. Engmann, Kendu and MDNH (the “IRA”), for so long as 20% of the shares of Series B Preferred Stock issued in the Recapitalization and the Offering remain outstanding, the Issuer’s board of directors is required to consist of five directors, Phoenix has the right to nominate two directors, and holders of a majority of the outstanding shares of Series B Preferred Stock have the right to nominate one other director, who will be an independent director.  Pursuant to the IRA, the remaining two directors are nominated by the board of directors of the Issuer and elected by a majority of the stockholders of the Issuer voting together as a class (including the Common Stock and Series A-1 Preferred Stock and Series B Preferred Stock, each calculated on an as-converted basis).  In addition, the stockholders party to the IRA agreed to vote all of their shares at any meeting of stockholders called for the election or removal of directors (or any written consent in lieu thereof) for the election of the two directors nominated by Phoenix and the one director nominated by the holders of a majority of the outstanding shares of Series B Preferred Stock.  Phoenix, Mr. Engmann, Kendu and MDNH beneficially own an aggregate of 194,664,747 shares of Common Stock representing approximately 56.1% of the outstanding shares of Common Stock.  Lastly, in the event that Mr. Engmann, Kendu or MDNH desire to sell any voting securities of the Company (other than in widely distributed public offerings or pursuant to Rule 144 under the Securities Act of 1933) in an amount constituting more than five percent (5%) of the issued and outstanding shares of voting securities in a single or series of related transactions, such stockholder must first offer such shares for purchase to Phoenix.

The foregoing summary of the transactions contemplated by the investor rights agreement is qualified in its entirety by reference to the copies of the Investor Rights Agreement included as Exhibit D to this Statement and incorporated by reference herein.

Except as set forth in this Statement, Phoenix does not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 150,916,166 shares of Common Stock representing approximately 44.1% of the outstanding shares of Common Stock.

SGPV, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 150,916,166 shares of Common Stock representing approximately 44.1% of the outstanding shares of Common Stock.  SGPV is the managing member of Phoenix.  SGPV disclaims any beneficial ownership of the 150,916,166 shares of Common Stock held by Phoenix, except to the extent of its pecuniary interest, if any, in such shares.

SG Phoenix, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 6,816,843 shares of Common Stock representing approximately 2.0% of the outstanding shares of Common Stock.

Mr. Engmann, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 36,931,738 shares of Common Stock representing approximately 11.0% of the outstanding shares of Common Stock.  Mr. Engmann is a co-general partner of Kendu and a shareholder and the investment manager of MDNH Trading Corp., the General Partner of MDNH.  Mr. Engmann disclaims any beneficial ownership of the 8,811,360 shares of Common Stock held by MDNH, except to the extent of his pecuniary interest, if any, in such shares. Mr. Engmann has voting and dispositive power over both Kendu and MDNH.

Kendu, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 5,887,556 shares of Common Stock representing approximately 1.8% of the outstanding shares of Common Stock.

MDNH, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 8,811,360 shares of Common Stock representing approximately 2.6% of the outstanding shares of Common Stock.

(b)  Phoenix has the sole power to vote and the sole power to dispose of 150,916,166 shares of Common Stock.

SGPV has the sole power to vote and the sole power to dispose of 0 shares of Common Stock and has the shared power to vote and the shared power to dispose of 150,916,166 shares of Common Stock.

SG Phoenix has the sole power to vote and the sole power to dispose of 6,816,843 shares of Common Stock and has the shared power to vote and the shared power to dispose of 0 shares of Common Stock.

Mr. Engmann has the sole power to vote and the sole power to dispose of 22,232,822 shares of Common Stock and has the shared power to vote and the shared power to dispose of 14,698,916 shares of Common Stock.

Kendu has the sole power to vote and the sole power to dispose of 5,887,556 shares of Common Stock and has the shared power to vote and the shared power to dispose of 0 shares of Common Stock.

MDNH has the sole power to vote and the sole power to dispose of 8,811,360 shares of Common Stock and has the shared power to vote and the shared power to dispose of 0 shares of Common Stock.

(c)  See the information with respect to the acquisition by Phoenix, Mr. Engmann, Kendu and MDNH, as set forth in Item 3, which is hereby incorporated by reference.

In addition, on May 4, 2010, the Issuer entered into a second amendment of the credit agreement dated June 5, 2008 (“Amendment No. 2 to the Credit Agreement”) by and among the Issuer and Phoenix, Mr. Engmann and the other lenders party thereto, which credit agreement had previously been amended by the parties thereto on May 28, 2009 in connection with a previous financing transaction.  Under Amendment No. 2 to the Credit Agreement, until August 31, 2010, the Issuer had the ability to receive up to an aggregate of $1.0 million in additional funding through the issuance of additional secured promissory notes to Phoenix and/or its designees.  In connection with the issuance of any additional secured promissory notes to Phoenix and/or its designees, the Issuer was obligated to issue three-year warrants to purchase shares of the Issuer’s Common Stock at an exercise price of $0.06 per share. In connection with loans made under Amendment No. 2 to the Credit Agreement, on May 4, 2010, May 19, 2010, June 3, 2010 and June 30, 2010, Phoenix received warrants to purchase 1,041,667, 1,041,667, 1,041,667 and 3,570,434 shares of Common Stock, respectively.  In connection with loans made under Amendment No. 2 to the Credit Agreement, on May 4, 2010, May 19, 2010, June 3, 2010 and June 30, 2010, Mr. Engmann received warrants to purchase 260,417, 260,417, 260,417 and 892,608 shares of Common Stock, respectively.  In connection with loans made under Amendment No. 2 to the Credit Agreement, on May 4, 2010, May 19, 2010, June 3, 2010 and June 30, 2010, MDNH received warrants to purchase 260,417, 260,417, 260,417 and 892,608 shares of Common Stock, respectively.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Phoenix, SG Phoenix, Mr. Engmann, Kendu and MDNH are parties to the following agreement with respect to securities of the Issuer:

1.     Investor Rights Agreement, dated August 5, 2010, by and between the Issuer and Phoenix, SG Phoenix, Mr. Engmann, Kendu and MDNH.

Phoenix, Mr. Engmann, Kendu and MDNH are parties to the following agreements with respect to securities of the Issuer:

1.     Exchange Agreement, dated June 21, 2010, by and between the Issuer, Phoenix, Mr. Engmann and the other holders of the Issuer’s outstanding senior secured indebtedness.

2.     Registration Rights Agreement, dated August 5, 2010, by and among the Issuer and the persons executing the agreement as investors.

Phoenix, Mr. Engmann and MDNH are parties to the following agreements with respect to securities of the Issuer:

1.     Series B Preferred Stock Purchase Agreement, dated June 21, 2010, by and between the Issuer, Phoenix and other entities and individuals listed on Schedule I thereto.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 — Joint Filing Agreement

Exhibit A — Series B Preferred Stock Purchase Agreement, dated June 21, 2010, by and between the Issuer, Phoenix and other entities and individuals listed on Schedule I thereto.

Exhibit B — Exchange Agreement, dated June 21, 2010, by and between the Issuer, Phoenix, Mr. Engmann and the other holders of the Issuer’s outstanding senior secured indebtedness.

Exhibit C — Registration Rights Agreement, dated August 5, 2010, by and among the Issuer and the persons executing the agreement as investors.

Exhibit D — Investor Rights Agreement, dated August 5, 2010, by and between the Issuer and Phoenix, SG Phoenix, Mr. Engmann, Kendu and MDNH.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

POWER OF ATTORNEY

Each person whose signature appears below on this Schedule 13D hereby constitutes and appoints each of Philip S. Sassower and Andrea Goren, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated: August 31, 2010	PHOENIX VENTURE FUND LLC

By: SG Phoenix Ventures LLC, its Managing Member

	By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Managing Member

Dated: August 31, 2010	SG PHOENIX VENTURES LLC

	By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Managing Member

Dated: August 31, 2010	SG PHOENIX LLC

	By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Member

Dated: August 31, 2010	/s/ Michael Engmann
Michael Engmann

Dated: August 31, 2010	KENDU PARTNERS COMPANY

	By:	/s/ Michael Engmann
Name: Michael Engmann
Title: General Partner

Dated: August 31, 2010	MDNH PARTNERS L.P.

	By:	/s/ Michael Engmann
Name: Michael Engmann
Title: General Partner